
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

August 12, 2009

<u>Via U.S. Mail and Facsimile</u>

Avery Pack
Chief Executive Officer
Amalgamated Pictures Corp.
35 JA Ely Blvd.
Dania Beach, FL 33004

RE: Amalgamated Pictures Corp.
          Form 10-K for the fiscal year ended December 31, 2008
          Form 10-Q for the quarterly period ended March 31, 2009

File No. 000-51871

Dear Mr. Pack:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief

Via facsimile: Avery Pack, Chief Executive Officer
                (305) 428-2546